ANNOUNCEMENT

PRINCIPAL AMOUNT REPAYMENT OF INDOSAT'S BONDS VI YEAR 2008 A SERIES AND SUKUK IJARAH INDOSAT III YEAR 2008

PT Indosat Tbk (“Indosat” or “the Company”) announces that on 9 April 2013 the Company has fully repaid the principal of Indosat's Bonds VI Year 2008 A Series and Sukuk Ijarah Indosat III Year 2008 amounting Rp1,330,000,000,000 (one trillion three hundred and thirty billion rupiah) as well as their associated interest and ijarah fee.

We express our sincere appreciation to the holders of Indosat's Bonds VI Year 2008 A Series and Sukuk Ijarah Indosat III Year 2008 and all related parties who have participated from their issuance until repayment.

Jakarta, 10 April 2013

PT Indosat Tbk

Board of Directors